Exhibit 99.1
Shinhan Financial Group FY 2022 Operating Results

On February 8, 2023, Shinhan Financial Group released its operating results for the fiscal year 2022. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		4Q 2022	3Q 2022	QoQ Change (%)	4Q 2021	YoY Change (%)
Revenue*	Specified Quarter	4,918,849	24,340,033	-79.79	8,933,927	-44.94
	Cumulative	61,888,317	56,969,468	-	45,730,013	35.33
Operating Income	Specified Quarter	550,028	1,682,899	-67.32	972,323	-43.43
	Cumulative	5,888,079	5,338,051	-	5,952,096	-1.08
Income before Income Taxes	Specified Quarter	439,878	2,165,747	-79.69	664,884	-33.84
	Cumulative	6,349,251	5,909,373	-	5,583,664	13.71
Net Income	Specified Quarter	353,840	1,617,809	-78.13	474,945	-25.50
	Cumulative	4,732,163	4,378,323	-	4,112,628	15.06
Net Income Attributable to Controlling Interest	Specified Quarter	326,920	1,594,559	-79.50	459,810	-28.90
	Cumulative	4,642,292	4,315,372	-	4,019,254	15.50

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		4Q 2022	3Q 2022	QoQ Change (%)	4Q 2021	YoY Change (%)
Revenue*	Specified Quarter	216,302	16,293,294	-98.67	3,979,395	-94.56
	Cumulative	35,514,461	35,298,159	-	23,540,347	50.87
Operating Income	Specified Quarter	652,829	1,235,953	-47.18	698,786	-6.58
	Cumulative	4,162,750	3,509,921	-	3,586,717	16.06
Income before Income Taxes	Specified Quarter	595,832	1,235,404	-51.77	496,890	19.91
	Cumulative	4,107,626	3,511,794	-	3,347,896	22.69
Net Income	Specified Quarter	452,690	909,610	-50.23	364,349	24.25
	Cumulative	3,045,732	2,593,042	-	2,494,894	22.08
Net Income Attributable to Controlling Interest	Specified Quarter	452,530	909,438	-50.24	364,226	24.24
	Cumulative	3,045,013	2,592,483	-	2,494,375	22.08

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		4Q 2022	3Q 2022	QoQ Change (%)	4Q 2021	YoY Change (%)
Revenue*	Specified Quarter	755,435	1,532,493	-50.71	1,062,167	-28.88
	Cumulative	4,761,181	4,005,746	-	4,359,627	9.21
Operating Income	Specified Quarter	76,696	196,446	-60.96	180,242	-57.45
	Cumulative	765,041	688,345	-	903,490	-15.32
Income before Income Taxes	Specified Quarter	75,438	206,145	-63.41	179,501	-57.97
	Cumulative	836,731	761,293	-	906,886	-7.74
Net Income	Specified Quarter	55,233	175,795	-68.58	136,714	-59.60
	Cumulative	644,555	589,322	-	676,297	-4.69
Net Income Attributable to Controlling Interest	Specified Quarter	53,707	174,955	-69.30	136,263	-60.59
	Cumulative	641,368	587,661	-	674,997	-4.98

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		4Q 2022	3Q 2022	QoQ Change (%)	4Q 2021	YoY Change (%)
Revenue*	Specified Quarter	2,257,845	2,525,233	-10.59	2,156,196	4.71
	Cumulative	9,412,664	7,154,819	-	7,079,569	32.96
Operating Income	Specified Quarter	114,405	114,180	0.20	-3,008	3903.36
	Cumulative	615,799	501,394	-	267,692	130.04
Income before Income Taxes	Specified Quarter	102,873	119,004	-13.56	-10,617	1068.95
	Cumulative	598,236	495,363	-	239,188	150.11
Net Income	Specified Quarter	94,026	92,042	2.16	-10,243	1017.95
	Cumulative	463,593	369,567	-	174,811	165.20
Net Income Attributable to Controlling Interest	Specified Quarter	94,026	92,042	2.16	-10,243	1017.95
	Cumulative	463,593	369,567	-	174,811	165.20

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The accumulative figures of the previous year did not include net income of Orange Life, a corporation that was dissolved due to the merger on July1, 2021. Orange Life recorded net income of 216.8 billion won in the first half of 2021 before the merger and the accumulative net income of Shinhan Life and Orange Life for the first half of 2021 were 391.6 billion won.